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Washington, DC 20004-1404

202-239-3300

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www.alston.com

David E. Brown, Jr.	Direct Dial: 202-239-3345	Email: david.brown@alston.com

March 24, 2017

VIA EDGAR

Ms. Sandra Hunter

Staff Attorney – Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Moody National REIT II, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed February 2, 2017
File No. 333-215362

Dear Ms. Hunter:

On behalf of our client, Moody National REIT II, Inc., a Maryland corporation (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 7, 2017 in connection with your review of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-215362 (the “Registration Statement”). For ease of reference, the text of the Staff’s comment is set forth in this letter in bold with our response immediately following the bolded comment. Concurrently with the submission of this letter, the Company has filed with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”) to reflect this comment and other changes to the Registration Statement.

General

1.	We note your response to comment 1 and your draft disclosure that “FBR relied on estimates of NAV previously prepared and published by Moody I and Moody II and certain valuation related materials used by the managements of Moody I and Moody II to prepare those published estimates….” as part of its NAV analyses. We also note your disclosure on page D-39 where you state that Moody I’s board of directors determined the fair value of its investments in hotel properties and that this determination was based on an appraisal from a third party. As a result, it appears that your draft disclosure continues to refer to a report, opinion or appraisal for the purposes of Item 4(b) of Form S-4. We therefore reissue our prior comment. To the extent third-party appraisals are referred to in the prospectus, please provide the disclosure required by Item 4(b) and Item 21(c) of Form S-4.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • San Francisco • Silicon Valley • Washington, D.C.

As discussed in subsequent conversations with the Staff, we confirm that the Annual Reports on Form 10-K for the year ended December 31, 2016 of Moody I and Moody II, attached to Amendment No. 2 as Annexes D and E, respectively, make no reference to any third party appraisals that were provided to FBR.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding this letter, please do not hesitate to call the undersigned at (202) 239-3345.

Sincerely,

/s/ David E. Brown, Jr.
David E. Brown, Jr.

cc:	Bryan Hough
Securities & Exchange Commission

Brett C. Moody
Mary E. Smith
Moody National Companies

Sharon A. Kroupa
Christopher W. Pate
Venable LLP

Daniel M. LeBey
Vinson & Elkins L.L.P

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